GLOBAL MANUFACTURERS AND CONTRACTORS, S.A.

Common Shares

           (Incorporated under the laws of the Republic of Haiti)

Number [ ]	Shares [ ]

Authorized Share Capital of 15,000,000 Common Stock par value $0.3125 per share.

THIS IS TO CERTIFY THAT

is the registered holder of

Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED for and on behalf of the Company on

by:

DIRECTOR